26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300

Facsimile: +852 3761 3301

www.kirkland.com

March 8, 2024

Mr. Patrick Kuhn

Mr. Rufus Decker

Ms. Rucha Pandit

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Confidential

Re:	SUPER HI INTERNATIONAL HOLDING LTD. (CIK No. 0001995306)

Response to the Staff’s Comments on the Amendment No.1 to Draft Registration Statement on Form F-1 Confidentially Submitted on January 30, 2024

Dear Mr. Kuhn, Mr. Decker, Ms. Pandit and Ms. Peyser:

On behalf of our client, SUPER HI INTERNATIONAL HOLDING LTD., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 23, 2024 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on January 30, 2024 (the “Amendment No.1 to Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-1 (the “Amendment No.2 to Draft Registration Statement”) to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 to Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2 to Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

U.S. Securities and Exchange Commission March 8, 2024 Page 2	Confidential

Your rights to pursue claims against the depositary as a holder of ADSs are limited . . ., page 37

1.	We note your revised disclosure in response to prior comment 7. Please further revise to address the risk that the jury trial waiver provision may result in limited access to information and other imbalances of resources between the company and shareholders. Also revise the subsection captioned "Jurisdiction and Arbitration" on page 155 to include similar disclosure that discusses the deposit agreement's arbitration provision.

In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 156 of the Amendment No.2 to Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-IFRS Financial Measure, page 66

2.	We reviewed the changes you made in response to prior comment 3. Please disclose in greater detail what the raw materials and consumables used reconciling item relates to and why it does not relate to restaurant level operations. Also, disclose whether any costs associated with central kitchens are included in restaurant level operating profit and the nature of any included costs. If no costs associated with central kitchens are included, please explain why none of these costs relate to revenues generated by restaurants, such as no food prepared in any central kitchens being sold in any restaurants.

In responses to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 of the Amendment No.2 to Draft Registration Statement.

Compensation of Directors and Executive Officers, page 128

3.	Please update this disclosure for your most recently completed fiscal year.

The Company advises the Staff that the Company will update the related disclosure as soon as the audited financial statements for fiscal year 2023 become available.

Principal Shareholders, page 130

4.	Please identify the natural persons with voting and/or investment control over the ESOP Platforms.

The Company advises the Staff that, pursuant to the arrangements the Company has entered into with the trustee for each ESOP Platform, the board of directors of the Company exercises investment control over each ESOP Platform. The Company has revised the disclosure on page 132 of the Amendment No.2 to Draft Registration Statement to clarify that.

U.S. Securities and Exchange Commission March 8, 2024 Page 3	Confidential

Related Party Transactions, page 133

5.	We note your response to prior comment 15 and reissue it in part. Please revise here to clearly disclose that Mr. Yong Zhang is the spouse of Ms. Ping Shu, your Chairman and director, and that entities controlled by Mr. Yong Zhang own 47.64% of your outstanding shares. Also provide information in this section, including regarding loans to and from HDL Group, for the period since the beginning of the company's preceding three fiscal years up to the date of the document. Refer to Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amendment No.2 to Draft Registration Statement.

General

6.	We note your response to prior comment 18. To the extent that you have one or more directors, officers or members of senior management located in China, Hong Kong and/or Macau, please revise the section captioned "Enforceability of Civil Liabilities" to: (i) state that such individuals are located in China, Hong Kong and/or Macau and identify the relevant individuals and (ii) include relevant risk factor discussion of the enforceability of judgements and liabilities against such individuals and include a cross-reference to the "Enforceability of Civil Liabilities" section. In this regard, it appears that at least one of the company's executive officers resides in mainland China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 51 and 52 of the Amendment No.2 to Draft Registration Statement.

* * *

U.S. Securities and Exchange Commission March 8, 2024 Page 4	Confidential

If you have any questions regarding the Amendment No.2 to Draft Registration Statement, please contact Mengyu Lu by phone at +852 3761 3421 or via e-mail at mengyu.lu@kirkland.com; Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Samantha Peng by phone at +852 3761 3423 or via e-mail at samantha.peng@kirkland.com; or Kong Lai San, partner at Deloitte & Touche LLP, by telephone at +65 6531 5068 or via email at lakong@deloitte.com. Deloitte & Touche LLP is the independent registered public accounting firm of the Company.

Sincerely,

/s/ Mengyu Lu
Mengyu Lu

Enclosures

cc:	Ping Shu, Director and Chairman, SUPER HI INTERNATIONAL HOLDING LTD.
Cong Qu, Financial Director, SUPER HI INTERNATIONAL HOLDING LTD.
Ming Kong, Esq., Partner, Kirkland & Ellis International LLP
Samantha Peng, Esq., Partner, Kirkland & Ellis International LLP
Ashlee Wu, Esq., Partner, Kirkland & Ellis International LLP
Kong Lai San, Partner, Deloitte & Touche LLP
Raymond Li, Esq., Partner, Paul Hastings, LLP
Chris DeCresce, Esq., Partner, Paul Hastings, LLP